Snipp Announces $500,000 Investment From Asian Strategic Investor

TORONTO, Feb. 28, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF) (TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce the closing of the first tranche of a non-brokered private placement for gross proceeds of up to CAD $1.5 million (the "Financing"). The Financing will be comprised of up to 15,000,000 common shares ("Shares") at a market price of CAD $0.10 per Share.

Closing of the Financing will occur in tranches. The first tranche of the Financing (the "First Tranche") has closed and was comprised of 8.5 million shares at a price of CAD $0.10 per Share for gross proceeds of CAD$850,000 and involved the placement of 5 million Shares, to a company that is exploring a strategic relationship with Snipp in certain Asian countries.

The investor is an innovative diversified conglomerate with interests in Telecommunications, Retail, Energy and Electric Vehicles. All Shares issued pursuant to the Financing will be subject to a four-month hold period under applicable securities laws in Canada, as well as the policies of the TSX-V, where applicable. Finder's fees may be payable to certain finders in connection with the Financing, subject to the approval of the TSX-V.

The four-month hold period for all Shares issued under the First Tranche will expire on June 28, 2018 in accordance with Canadian securities laws. No commissions or finder's fees were paid in connection with the First Tranche.

The net proceeds raised through the Financing will be used for sales & marketing and general working capital purposes.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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